Exhibit 99.1
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com
China Lodging Group, Limited Reports Fourth Quarter and Full Year 2010 Financial Results
•	Net Revenues increased 29.2% year-over-year for the fourth quarter and 38.0% for the full year of 2010, within the guidance previously announced

•	Net income attributable to China Lodging Group, Limited increased 76.0% year-over-year for the fourth quarter and 407.1% for the full year of 2010

•	Diluted earnings per ADS for the fourth quarter were RMB0.57 (US$0.09, Note 1); excluding share-based compensation expenses, adjusted diluted earnings per ADS (non-GAAP) for the quarter were RMB0.62 (US$0.09). Diluted earnings per ADS for the full year of 2010 were RMB3.68 (US$0.56); adjusted diluted earnings per ADS (non-GAAP) for the year were RMB3.90 (US$0.59).

•	202 new hotels were opened in 2010, increasing hotel count to 438

•	The Company provided guidance for full year 2011 net revenues growth of 34% to 38%, with plan to open another 200 new hotels
Shanghai, China, March 9, 2011 (PRNewswire) — China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth economy hotel chain operator in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.
Operational Highlights
•	During the fourth quarter of 2010, the Company opened 70 new hotels, including 43 leased-and-operated hotels and 27 franchised-and-managed hotels.
•	For the full year of 2010, the Company opened 202 new hotels in total, including 70 new leased-and-operated hotels, exceeding our guidance of 60, and 132 new franchised-and-managed hotels, within our guidance of 125 to 135. As of December 31, 2010, the Company had 438 hotels in operation, consisting of 243 leased-and-operated hotels and 195 franchised-and-managed hotels. Our hotels in operation covered 65 cities in China as of December 31, 2010, compared with 39 cities at the end of 2009.

•	As of December 31, 2010, the Company had a total pipeline of 162 hotels under development, including 69 leased-and-operated hotels and 93 franchised-and-managed hotels.

•	The ADR, or average daily rate, of our hotels, was RMB194 in the fourth quarter of 2010, compared with RMB177 in the fourth quarter of 2009 and RMB218 in the previous quarter. The 9.6% year-over-year increase was mainly attributable to our strengthening brand, successful yield management, and the Expo-driven price increase in Shanghai during October 2010. The sequential decrease resulted from the Company’s seasonal and post-Expo price adjustment.

•	For the full year 2010, the ADR was RMB197, representing a 13% year-over-year growth from RMB174 in 2009.

•	The occupancy rate for all hotels in operation was 87% in the fourth quarter of 2010, compared with 95% in the fourth quarter of 2009, and 95% in the previous quarter. The year-over-year decrease was mainly attributable to increased percentage of new hotels in the ramp-up stage and decreased occupancy in Shanghai after the Expo. The sequential decrease resulted from seasonality, new hotels ramp-up and post-Expo impact in Shanghai.

•	For the full year 2010, the occupancy rate for all hotels in operation was 93%, compared with 94% in 2009.

•	RevPAR was RMB168 in the fourth quarter of 2010, compared with RMB168 in the fourth quarter of 2009 and RMB207 in the previous quarter. The stable year-over-year comparison was a mixed result of the higher ADR offset by decreased occupancy.
•	For the full year 2010, the RevPAR was RMB183, representing a 12% year-over-year growth from RMB163 in 2009.
•	RevPAR for the hotels which had been in operation for at least 18 months was RMB181 for the fourth quarter of 2010, a 5.7% increase from RMB171 for the fourth quarter of 2009 for the same group of hotels. The improvement was driven by the higher ADR, as a result of our strengthening brand, successful yield management and the Expo-driven price increase in Shanghai.
•	For the full year of 2010, RevPAR for the hotels which had been in operation for at least 18 months increased 13.1% to RMB194 on a weighted average basis.
•	As of December 31, 2010, HanTing Club had more than 2.6 million individual members, a 75% increase from the end of 2009. The individual members contributed 61% of room nights sold during the full year of 2010, improving from 59% of room nights sold in 2009.
“2010 was a year of significant growth for China Lodging Group, achieving an 86% growth in the number of hotels. Our excellent yield management capability enabled us to achieve meaningful ADR increase across the chain. On average, the Company raised room rates by 62% in Shanghai during the Expo of six months’ period. In the full year of 2010, outside of Shanghai, our hotels increased ADR by 6% on a like-for-like basis,” said Mr. Matthew Zhang, Chief Executive Officer of China Lodging Group. “The Expo attracted guests all over China to Shanghai. With a strong presence in Shanghai, we benefit financially as well as in terms of brand awareness. We are pleased to see our loyalty program continuously expand. Our multi-brand strategy, we believe, will enable us to satisfy a wide range of customer needs and attract growing interest from franchisees.”
Fourth Quarter and full year of 2010 Financial Results
Total revenues for the quarter were RMB478.6 million (US$72.5 million), representing a 29.2% year-over-year increase and a 10.5% decrease sequentially. The year-over-year increase was primarily due to our increased number of hotels. The sequential decrease was mainly due to seasonality and the Expo’s closing at the end of October.
Total revenues for the year of 2010 were RMB1,838.4 million (US$278.5 million), representing an increase of 37.8% from the year of 2009.
Total revenues from leased-and-operated hotels for the fourth quarter of 2010 were RMB438.0 million (US$66.4 million), representing a 23.3% year-over-year increase and a 12.0% decrease sequentially.
For the year of 2010, total revenues from leased-and-operated hotels were RMB1,707.8 million (US$258.8 million), representing a 32.5% year-over-year increase. As of December 31, 2010, we had 243 leased-and-operated hotels in operation, compared with 173 at the end of 2009.
Total revenues from franchised-and-managed hotels for the fourth quarter of 2010 were RMB40.6 million (US$6.2 million), representing a 164.9% year-over-year increase and a 9.0% increase sequentially.
For the year of 2010, total revenues from franchised-and-managed hotels were RMB130.6 million (US$19.8 million), representing a year-over-year increase of 190.4%. As of December 31, 2010, we had 195 franchised-and-managed hotels in operation, compared with 63 at the end of 2009.
Net revenues for the fourth quarter of 2010 were RMB452.6 million (US$68.6 million), representing a year-over-year increase of 29.2% year-over-year and a decrease of 10.6% sequentially.
Net revenues for the full year 2010 were RMB1,738.5 million (US$263.4 million), representing a year-over-year increase of 38.0%.

Total operating costs and expenses for the fourth quarter of 2010 were RMB421.8 million (US$63.9 million), compared to RMB317.1 million (US$46.5 million) in the fourth quarter of 2009 and RMB402.4 million (US$60.1 million) in the previous quarter. Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter increased 33.3% year-over-year to RMB418.3 million (US$63.4 million).
Total operating costs and expenses for the year of 2010 were RMB1,482.2 million (US$224.6 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) were RMB1,469.1 million (US$222.6 million), representing 84.6% of net revenues, or 24.9% of increase from the year of 2009.
Major components of operating costs and expenses are described and discussed in more details below.
Hotel operating costs for the fourth quarter of 2010 were RMB323.3 million (US$49.0 million), compared to RMB267.5million (US$39.2 million) in the fourth quarter of 2009 and RMB311.1million (US$46.5 million) in the previous quarter. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB322.8 million (US$48.9 million), representing 71.3% of net revenues, compared to 76.3 % for the fourth quarter in 2009 and 61.4% in the previous quarter. The year-over-year decrease in hotel operating costs as a percentage of net revenues was mainly due to improvement of RevPAR and growth of the proportion of franchised-and-managed hotels in our hotel network. The sequential increase in percentage was primarily due to lower RevPAR in this quarter.
For the full year of 2010, total hotel operating costs were RMB1,180.2 million (US$178.8 million), compared to RMB1,004.5 million (US$147.2 million) in 2009. Excluding share-based compensation, the hotel operating costs (non-GAAP) were RMB1,178.6 million (US$178.6 million), representing 67.8% of net revenues, compared to 79.7% of net revenues in 2009. The decrease was mainly due to a higher RevPAR and increased weight of franchise revenue in 2010.
Selling and marketing expenses for the fourth quarter of 2010 were RMB19.2 million (US$2.9 million), compared to RMB14.1 million (US$2.1 million) in the fourth quarter of 2009 and RMB20.6 million (US$3.1 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB19.1 million (US$2.9 million), or 4.2 % of net revenues, compared to 4.0% for the fourth quarter in 2009 and 4.1% in the previous quarter.
For the full year 2010, total selling and marketing expenses were RMB70.8 million (US$10.7 million), compared to RMB57.8 million (US$8.5 million) in 2009. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were

RMB70.0 million, representing 4.1% of net revenue, compared to 4.6% in 2009.
General and administrative expenses for the fourth quarter of 2010 were RMB33.4 million (US$5.1 million), compared to RMB27.9 million (US$4.1 million) in the fourth quarter of 2009 and RMB35.2 million (US$5.3 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB30.5 million (US$4.6 million), representing 6.8% of the net revenues, compared with 7.2% of the net revenues in the fourth quarter of 2009 and 6.4% in the previous quarter.
General and administrative expenses were RMB120.0 million (US$18.2 million) for the year of 2010, compared to RMB83.7 million (US$12.3 million) in 2009. Excluding share-based compensation expenses, general and administrative expenses (non-GAAP) were RMB109.2 million (US$16.5 million), representing 6.3% of net revenues, compared to 6.0% in 2009. The year-over-year increase of general and administrative expenses was primarily due to our enlarged business network, and increased professional service fees associated with our becoming a public company.
Pre-opening expenses for the fourth quarter of 2010 were RMB45.9 million (US$7.0 million), representing a year-over-year increase of 502.2% and an increase of 29.2% sequentially. The increase in pre-opening expenses was a result of more leased-and-operated hotels under construction during the fourth quarter. 43 leased-and-operated hotels were opened during this quarter and another 69 were in the pipeline at the end of the quarter, compared to seven opened and 21 in the pipeline during the same quarter in 2009, and 13 opened and 76 in the pipeline for the previous quarter.
Pre-opening expenses for the full year were RMB111.2 million (US$16.9 million), representing an increase of 194.0% year over year. The increase of pre-opening expenses was a result of our acceleration of leased-and-operated hotel opening from 28 in 2009 to 70 in 2010, and the leased-and-operated hotel pipeline expansion from 21 at the end of 2009 to 69 at the end of 2010.
Income from operations for the quarter was RMB30.9 million (US$4.7 million), compared to RMB33.1 million (US$4.9 million) in the fourth quarter of 2009 and RMB103.7 million (US$15.5 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the quarter was RMB 34.3 million (US$5.2 million), representing a 5.8% year-over-year increase and a 67.9% decrease sequentially. Income from operations for the fourth quarter was impacted by the significant pre-opening expenses, a cost incurred for opening new hotels. We believe those newly opened leased-and-operated hotels will contribute to our profit base in future years.
Income from operations for the year was RMB256.3 million (US$38.8 million), compared to RMB76.4 million (US$11.2 million) in 2009. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) was RMB269.4 million (US$40.8 million), representing a 219.3% increase compared to the year of 2009.
Net income attributable to China Lodging Group, Limited for the fourth quarter was RMB34.9 million (US$5.3 million), compared to RMB19.8 million (US$2.9 million) in the fourth quarter of 2009 and RMB88.7 million (US$13.3 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the fourth quarter increased 65.9% year-over-year to RMB38.4 million (US$5.8 million).
Net income attributable to China Lodging Group, Limited for the full year of 2010 was RMB215.8 million (US$32.7 million), compared to RMB42.5 million (US$6.2 million) in 2009. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) was RMB228.9 million (US$34.7 million), increased 353.2% year over year. The year-over-year improvement on profit was mainly attributable to our enlarged hotel network, RevPAR appreciation and the favorable impact of the Expo.
Basic and diluted net earnings per share/ADS. For the fourth quarter of 2010, basic net earnings per share and diluted net earnings per share were RMB0.14 (US$0.02); basic net earnings per ADS was RMB0.58 (US$0.09), while diluted net earnings per ADS was RMB0.57 (US$0.09). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) and diluted net earnings per share (non-GAAP) for the fourth quarter of 2010 were RMB0.16 (US$0.02), and adjusted basic net earnings per ADS (non-GAAP) was RMB0.64 (US$0.10), while adjusted diluted net earnings per ADS (non-GAAP) was RMB0.62 (US$0.09).
For the full year of 2010, basic net earnings per share was RMB1.05 (US$0.16), while diluted net earnings per share was RMB0.92 (US$0.14); basic net earnings per ADS was RMB4.19 (US$0.63), while diluted net earnings per ADS was RMB3.68 (US$0.56). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) for the full year of 2010 was RMB1.10 (US$0.17), while diluted net earnings per share (non-GAAP) was RMB0.98 (US$0.15), and adjusted net earnings per ADS (non-GAAP) was RMB4.41 (US$0.67), while adjusted diluted net earnings per ADS (non-GAAP) was RMB3.90 (US$0.59).
EBITDA (non-GAAP) for the fourth quarter of 2010 was RMB90.3 million (US$13.7 million), compared to RMB69.3 million (US$10.2 million) in the fourth quarter of 2009 and RMB155.0 million (US$23.2 million) in the previous quarter. EBITDA from operating hotels (non-GAAP) for the fourth quarter of 2010 was RMB136.2 million (US$20.6 million), representing an increase of 77.1% from the fourth quarter of 2009 and a decrease of 28.5% sequentially. The year-over-year increase was a result of enhanced profitability of mature hotels and the expansion of our network, while the sequential decrease was mainly due to the low season and the Expo’s closing in October 2010.

EBITDA (non-GAAP) for the full year of 2010 was RMB444.7 million (US$67.4 million), compared to RMB214.9 million (US$31.5 million) in 2009. EBITDA from operating hotels (non-GAAP) for the full year of 2010 was RMB555.9 million (US$84.2 million), an increase of 120.0% from 2009.
Cash flow. Net operating cash flow for the fourth quarter of 2010 was RMB74.5 million (US$11.3 million). Cash spent on the purchase of property and equipment, which is part of investing cash flow, was RMB156.4 million (US$23.7 million).
Net operating cash flow for the full year of 2010 was RMB469.1 million (US$71.1 million). Cash spent on the purchase of property and equipment was RMB397.3 million (US$60.2 million).
Cash and cash equivalents. As of December 31, 2010, the Company had cash and cash equivalents of RMB1,060.1 million (US$160.6 million).
Expo Impact
Shanghai Expo, lasting for 6 months from May 1 to October 31, 2010, had a favorable impact on our ADR. As of December 31, 2010, China Lodging Group had 85 hotels in operation in Shanghai, which constitute 19.4% of all hotels operated by the Company. By analyzing our internal operating metrics under normal business circumstances and comparing to the performance of our non-Shanghai hotels, the management of the Company estimated that the favorable impact from the Expo contributed 6.4%, to our net revenues in 2010. Compared with operational and financial results in the full year of 2009, excluding impact from Shanghai Expo, we estimate that our RevPAR improved by 4.0% for the overall portfolio and 7.0% on a like-for-like basis. While net revenues grew by 29.2%, net income attributable to the Company by 227.2%, EBITDA by 59.4%, and EBITDA from operating hotels by 79.5%, in 2010. The solid performance excluding the Expo impact reflected the strength of our brand and operation, which would form the basis for our high quality growth in the coming years.
The tables at the bottom of this release outline our management estimation on the Expo impact for the full year and the second to fourth quarter of 2010.
Business Outlook and Guidance for 2011
“China domestic consumption market continues to grow robustly. We remain positive on the growing trend of travelling demand. Our brand gains increasing recognition and loyalty among Chinese consumers. The fast growth of leading hotel chains like Hanting will drive gradual consolidation of the hotel industry,” commented CEO Mr. Zhang. “2011 is a year of investment for us, as we plan to add about 200 hotels, with half being leased-and-operated hotels. We are confident that once completing their ramp-up cycle, those new hotels will contribute significant revenue and profit growth in 2012 and forward.”

The Company expects to achieve net revenues in the range of RMB410 to 430 million in the first quarter of 2011, representing a 20% to 26% growth as compared to the first quarter of 2010. For the full year 2011, the Company expects net revenues to grow 34% to 38%.
The above forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
China Lodging group’s management will host a conference call at 8 p.m. EST, Wednesday, March 9, 2011 (or 9 a.m. on Thursday, March 10, 2011 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (888) 830 9551 (for callers in the US), +86 10 800 152 1039 (for callers in China Mainland), +852 3002 1675 (for callers in Hong Kong) or +1 (408) 961 6560 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code HTHT. Please dial in approximately 10 minutes before the scheduled time of the call.
A recording of the conference call will be available after the conclusion of the conference call through March 17, 2011. Please dial +1 877 482 6144 (for callers in the US) or +1 617 213 4164 (for callers outside the US) and entering pass code 604 301 40.
The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com .
Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income from operations excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses, EBITDA and EBITDA from operating hotels. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of the cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The calculation of EBITDA and EBITDA from operating hotels does not deduct interest income. The presentation of EBITDA and EBITDA from operating hotels should not be construed as an indication that our future results will be unaffected by other charges and gains considered to be outside the ordinary course of the business.
The use of EBITDA and EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses have been and will be incurred and are not reflected in the presentation of EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance.

The terms EBITDA and EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or EBITDA from operating hotels may not be comparable to EBITDA or EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or EBITDA from operating hotels in the same manner as the Company does.
Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and EBITDA from operating hotels, to consolidated statement of operations information are included at the end of this press release.
About China Lodging Group, Limited
China Lodging Group, Limited (the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of December 31, 2010, the Company had 438 hotels and 50,438 rooms in 65 cities across China.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the risks described in “Risk Factors” beginning on page 13 and elsewhere in the Company’s registration statement on Form F-1. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Consolidated Balance Sheets

	December 31, 2009	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	US$ ( Note 1)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	270,587	1,271,710	1,060,067	160,616
Restricted cash	500	12,275	1,275	193
Short-term Investment	—	—	100,000	15,152
Accounts receivable, net	15,158	22,212	21,536	3,263
Amount due from related parties	4,632	3,540	3,267	495
Prepaid rent	69,618	122,993	152,267	23,071
Inventories	8,883	10,535	18,290	2,771
Other current assets	28,976	27,585	40,177	6,087
Deferred tax assets	18,272	18,272	17,940	2,718

Total current assets	416,626	1,489,122	1,414,819	214,366

Property and equipment, net	1,028,267	1,212,064	1,422,432	215,520
Intangible assets, net	20,395	36,963	57,348	8,689
Goodwill	18,452	18,452	41,373	6,269
Other assets	61,170	76,806	79,953	12,114
Deferred tax assets	36,222	37,442	28,155	4,266

Total assets	1,581,132	2,870,849	3,044,080	461,224

Liabilities, mezzanine equity and equity
Current liabilities:
Long-term debt, current portion	57,000	24,000	—	—
Accounts payable	141,571	213,161	283,203	42,910
Amount due to related parties	928	1,579	855	130
Salary and welfare payable	29,597	39,275	57,638	8,733
Deferred revenue	43,203	58,925	68,599	10,394
Accrued expenses and other current liabilities	89,383	92,129	148,926	22,564
Income tax payable	3,869	37,360	15,121	2,291

Total current liabilities	365,551	466,429	574,342	87,022

Long-term debt	80,000	—	—	—
Deferred rent	174,775	222,848	237,427	35,974
Deferred revenue	31,558	50,137	48,445	7,340
Other long-term liabilities	20,453	38,297	46,619	7,063
Deferred tax liabilities	6,538	6,538	11,937	1,809

Total liabilities	678,875	784,249	918,770	139,208

Mezzanine equity
Series B convertible redeemable preferred shares	796,803	—	—	—
Equity
Ordinary shares	46	178	178	27
Series A convertible preferred shares	34	—	—	—
Additional paid-in capital	351,994	2,162,268	2,168,364	328,540
Accumulated deficit	(245,457)	(64,625)	(29,705)	(4,501)
Accumulated other comprehensive loss	(12,528)	(18,712)	(22,703)	(3,440)

Total China Lodging Group, Limited shareholders’ equity	94,089	2,079,109	2,116,134	320,626
Noncontrolling interest	11,365	7,491	9,176	1,390

Total equity	105,454	2,086,600	2,125,310	322,016

Total liabilities, mezzanine equity and equity	1,581,132	2,870,849	3,044,080	461,224

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6000 on December 31, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Unaudited Consolidated Statements of Operations

	Quarter Ended				Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010		December 31, 2009	December 31, 2010
	RMB	RMB	RMB	US$ ( Note 1)	RMB	RMB	US$ ( Note 1)
	(in thousands, except per share and per ADS data)
Revenues:
Leased-and-operated hotels	355,100	497,742	437,989	66,362	1,288,898	1,707,771	258,753
Franchised-and-managed hotels	15,334	37,250	40,619	6,154	44,965	130,579	19,785

Total revenues	370,434	534,992	478,608	72,516	1,333,863	1,838,350	278,538
Less: business tax and related surcharges	(20,184)	(28,936)	(25,977)	(3,936)	(73,672)	(99,857)	(15,130)

Net revenues	350,250	506,056	452,631	68,580	1,260,191	1,738,493	263,408

Operating costs and expenses:
Hotel operating costs	(267,464)	(311,115)	(323,252)	(48,978)	(1,004,472)	(1,180,202)	(178,818)
Selling and marketing expenses	(14,120)	(20,557)	(19,212)	(2,911)	(57,818)	(70,786)	(10,725)
General and administrative expenses	(27,902)	(35,169)	(33,389)	(5,058)	(83,665)	(119,989)	(18,180)
Pre-opening expenses	(7,622)	(35,528)	(45,901)	(6,955)	(37,821)	(111,210)	(16,850)

Total operating costs and expenses	(317,108)	(402,369)	(421,754)	(63,902)	(1,183,776)	(1,482,187)	(224,573)

Income from operations	33,142	103,687	30,877	4,678	76,415	256,306	38,835
Interest income	763	5,232	8,523	1,291	1,870	15,945	2,416
Interest expenses	(2,534)	(127)	(272)	(41)	(8,787)	(2,682)	(406)
Other income	—	399	1,758	266	—	2,564	388
Foreign exchange gain/(loss)	(77)	4,011	3,244	492	(60)	6,923	1,049

Income before income tax	31,294	113,202	44,130	6,686	69,438	279,056	42,282
Income tax expense	(8,377)	(23,140)	(8,093)	(1,226)	(17,990)	(57,262)	(8,676)

Net income	22,917	90,062	36,037	5,460	51,448	221,794	33,606
Net income attributable to noncontrolling interests	(3,076)	(1,380)	(1,117)	(169)	(8,903)	(6,043)	(916)

Net income attributable to China Lodging Group, Limited	19,841	88,682	34,920	5,291	42,545	215,751	32,690

Net earnings per share
— Basic	0.11	0.37	0.14	0.02	0.24	1.05	0.16
— Diluted	0.11	0.36	0.14	0.02	0.23	0.92	0.14

Net earnings per ADS
— Basic	0.43	1.47	0.58	0.09	0.95	4.19	0.63
— Diluted	0.42	1.43	0.57	0.09	0.93	3.68	0.56

Weighted average ordinary shares outstanding
— Basic	60,948	241,019	241,087	241,087	57,562	198,517	198,517
— Diluted	188,528	247,536	246,623	246,623	183,632	234,481	234,481

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6000 on December 31, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	323,252	71.4%	425	0.1%	322,827	71.3%
Selling and marketing expenses	19,212	4.2%	138	0.0%	19,074	4.2%
General and administrative expenses	33,389	7.4%	2,874	0.6%	30,515	6.8%
Pre-opening expenses	45,901	10.1%	—	0.0%	45,901	10.1%

Total operating costs and expenses	421,754	93.1%	3,437	0.7%	418,317	92.4%

Income from operations	30,877	6.9%	3,437	0.7%	34,314	7.6%

	Quarter Ended December 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$ ( Note 1)		US$		US$
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	48,978	71.4%	64	0.1%	48,914	71.3%
Selling and marketing expenses	2,911	4.2%	21	0.0%	2,890	4.2%
General and administrative expenses	5,058	7.4%	435	0.6%	4,623	6.8%
Pre-opening expenses	6,955	10.1%	—	0.0%	6,955	10.1%

Total operating costs and expenses	63,902	93.1%	520	0.7%	63,382	92.4%

Income from operations	4,678	6.9%	520	0.7%	5,198	7.6%

	Quarter Ended September 30, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	311,115	61.5%	452	0.1%	310,663	61.4%
Selling and marketing expenses	20,557	4.1%	212	0.0%	20,345	4.1%
General and administrative expenses	35,169	6.9%	2,623	0.5%	32,546	6.4%
Pre-opening expenses	35,528	7.0%	—	0.0%	35,528	7.0%

Total operating costs and expenses	402,369	79.5%	3,287	0.6%	399,082	78.9%

Income from operations	103,687	20.5%	3,287	0.6%	106,974	21.1%

	Quarter Ended December 31, 2009
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	267,464	76.4%	334	0.1%	267,130	76.3%
Selling and marketing expenses	14,120	4.0%	207	0.0%	13,913	4.0%
General and administrative expenses	27,902	8.0%	2,741	0.8%	25,161	7.2%
Pre-opening expenses	7,622	2.2%	—	0.0%	7,622	2.2%

Total operating costs and expenses	317,108	90.6%	3,282	0.9%	313,826	89.7%

Income from operations	33,142	9.4%	3,282	0.9%	36,424	10.3%

	Year Ended December 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	1,180,202	67.9%	1,555	0.1%	1,178,647	67.8%
Selling and marketing expenses	70,786	4.1%	778	0.0%	70,008	4.1%
General and administrative expenses	119,989	6.9%	10,780	0.6%	109,209	6.3%
Pre-opening expenses	111,210	6.4%	—	0.0%	111,210	6.4%

Total operating costs and expenses	1,482,187	85.3%	13,113	0.7%	1,469,074	84.6%

Income from operations	256,306	14.7%	13,113	0.7%	269,419	15.4%

	Year Ended December 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$ ( Note 1)		US$		US$
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	178,818	67.9%	236	0.1%	178,582	67.8%
Selling and marketing expenses	10,725	4.1%	118	0.0%	10,607	4.1%
General and administrative expenses	18,180	6.9%	1,633	0.6%	16,547	6.3%
Pre-opening expenses	16,850	6.4%	—	0.0%	16,850	6.4%

Total operating costs and expenses	224,573	85.3%	1,987	0.7%	222,586	84.6%

Income from operations	38,835	14.7%	1,987	0.7%	40,822	15.4%

	Year Ended December 31, 2009
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	1,004,472	79.7%	523	0.0%	1,003,949	79.7%
Selling and marketing expenses	57,818	4.6%	465	0.0%	57,353	4.6%
General and administrative expenses	83,665	6.6%	6,967	0.6%	76,698	6.0%
Pre-opening expenses	37,821	3.0%	—	0.0%	37,821	3.0%

Total operating costs and expenses	1,183,776	93.9%	7,955	0.6%	1,175,821	93.3%

Income from operations	76,415	6.1%	7,955	0.6%	84,370	6.7%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6000 on December 31, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010		December 31, 2009	December 31, 2010
	RMB	RMB	RMB	US$ ( Note 1)	RMB	RMB	US$ ( Note 1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share and per ADS data)
Net income attributable to China Lodging Group, Limited (GAAP)	19,841	88,682	34,920	5,291	42,545	215,751	32,690
Share-based compensation expenses	3,282	3,287	3,437	520	7,955	13,113	1,987

Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	23,123	91,969	38,357	5,811	50,500	228,864	34,677

Net earnings per share (GAAP)
— Basic	0.11	0.37	0.14	0.02	0.24	1.05	0.16
— Diluted	0.11	0.36	0.14	0.02	0.23	0.92	0.14

Net earnings per ADS (GAAP)
— Basic	0.43	1.47	0.58	0.09	0.95	4.19	0.63
— Diluted	0.42	1.43	0.57	0.09	0.93	3.68	0.56

Adjusted net earnings per share (non-GAAP)
— Basic	0.13	0.38	0.16	0.02	0.28	1.10	0.17
— Diluted	0.12	0.37	0.16	0.02	0.28	0.98	0.15

Adjusted net earnings per ADS (non-GAAP)
— Basic	0.51	1.53	0.64	0.10	1.12	4.41	0.67
— Diluted	0.49	1.49	0.62	0.09	1.10	3.90	0.59

Weighted average ordinary shares outstanding
— Basic	60,948	241,019	241,087	241,087	57,562	198,517	198,517
— Diluted	188,528	247,536	246,623	246,623	183,632	234,481	234,481

	Quarter Ended				Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010		December 31, 2009	December 31, 2010
	RMB	RMB	RMB	US$ ( Note 1)	RMB	RMB	US$ ( Note 1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Net income attributable to China Lodging Group, Limited (GAAP)	19,841	88,682	34,920	5,291	42,545	215,751	32,690
Interest expenses	2,534	127	272	41	8,787	2,682	406
Income tax expense	8,377	23,140	8,093	1,226	17,990	57,262	8,676
Depreciation and amortization	38,550	43,081	47,032	7,126	145,571	168,983	25,603

EBITDA (non-GAAP)	69,302	155,030	90,317	13,684	214,893	444,678	67,375
Pre-opening expenses	7,622	35,528	45,901	6,955	37,821	111,210	16,850

EBITDA from operating hotels (non-GAAP)	76,924	190,558	136,218	20,639	252,714	555,888	84,225

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6000 on December 31, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Operational Data

	As of
	December 31,	September 30,	December 31,
	2009	2010	2010
Total hotels in operation:	236	368	438
Leased-and-operated hotels	173	200	243
Franchised-and-managed hotels	63	168	195
Total Hotel rooms in operation	28,360	42,750	50,438
Leased-and-operated hotels	21,658	24,938	29,888
Franchised-and-managed hotels	6,702	17,812	20,550
Number of cities	39	55	65

	For the quarter ended
	December 31,	September 30,	December 31,
	2009	2010	2010
Occupancy rate (as a percentage)
Leased-and-operated hotels	96%	97%	87%
Franchised-and-managed hotels	91%	93%	86%
Total hotels in operation	95%	95%	87%
Average daily room rate (in RMB)
Leased-and-operated hotels	178	223	200
Franchised-and-managed hotels	173	210	186
Total hotels in operation	177	218	194
RevPAR (in RMB)
Leased-and-operated hotels	171	215	174
Franchised-and-managed hotels	158	195	160
Total hotels in operation	168	207	168
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,
	2009	2010
Total hotels in operation:	201	201
Leased-and-operated hotels	162	162
Franchised-and-managed hotels	39	39
Total hotel rooms in operation	25,003	25,003
Leased-and-operated hotels	20,522	20,522
Franchised-and-managed hotels	4,481	4,481
Occupancy rate (as a percentage)	97%	91%
Average daily rate (in RMB)	176	199
RevPAR (in RMB)	171	181

Expo Impact in 2010 and by quarter

	2010 Q2		2010 Q3		2010 Q4		Full year 2010
	Reported	Expo impact	Reported	Expo impact	Reported	Expo impact	Reported	Expo impact
	(RMB)	(Percentage)	(RMB)	(Percentage)	(RMB)	(Percentage)	(RMB)	(Percentage)
RevPAR
Leased-and-operated hotels	199	8.0%	215	14.4%	174	2.9%	189	6.9%
Franchised-and-operated hotels	179	8.9%	195	13.3%	160	4.4%	172	7.6%
Total hotels in operation	192	8.3%	207	14.0%	168	3.6%	183	7.7%

RevPAR for hotels in operation for at least 18 months during the period
Total hotels in operation	205	6.8%	220	12.3%	181	3.3%	194	5.7%

Net Revenue (million)	438.9	7.2%	506.1	13.3%	452.6	2.6%	1738.5	6.4%
EBITDA (million)	144.5	20.0%	155.0	40.1%	90.3	12.3%	444.7	23.0%
EBITDA from Operating Hotels (million)	163.0	17.7%	190.6	32.7%	136.2	8.1%	555.9	18.4%
Net Income attributable to China Lodging Group (million)	79.7	27.2%	88.7	52.6%	34.9	23.8%	215.8	35.5%
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